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Sit Mutual Funds

**Global Investment Outlook & Strategy Update**
**Executive Summary**
July 9, 2021

U.S. real GDP is on pace to expand +6.5 percent in 2021, its highest annual growth rate since 1984, as the economy rebounds and achieves new heights. We estimate real GDP will increase +10 percent in the June quarter but moderate in subsequent quarters as comparisons become more challenging. We believe above-trendline growth will persist through at least 2022, supported by pent-up demand, employment gains, inventory restocking, fixed investment, and favorable government policies.

The S&P 500 Index posted its second best first-half gain since 1998, producing a total return of +15.3 percent for the first six months of 2021 (vs +18.5 percent in 2019 and +17.7 percent in 1998). Against a stable price-to-earnings multiple, rising earnings projections drove all the S&P 500's first-half performance. Over 85 percent of S&P 500 constituents beat the consensus EPS expectation for the March quarter, the largest percentage in at least the past two decades.

The U.S. economy is booming, confidence is rebounding, government policies are stimulating, leading indicators are rising, and interest rates are near record lows – can it get much better? Probably not. At least not from a rate of change perspective. The economic expansion may be far from over, but momentum is probably peaking, at least for perhaps the next 12-24 months (depending on when the next economic catalysts emerge). Even though decelerating economic growth does not signal an end to the equity bull market, it typically denotes an inflection point in sector and style performance.

Click here to download our most recent Global Investment Outlook and Strategy paper. If you'd like to receive a paper copy of it each quarter, just drop one of us a note.

To learn more about our funds, please visit our website at www.sitfunds.com or reach out to one of us.

**Keith McFadyen**
Director – Investment Advisory
(630) 235-0065
krm@sitinvest.com

**Conner Murnighan**
Director – Investment Advisory
(312) 550-5809
fcm@sitinvest.com

**Disclosure**
The content herein is for informational purposes only without regard to any particular user's investment objectives, risk tolerances or financial situation and does not constitute investment advice, nor should it be considered a solicitation or offering to sell securities or an interest in any fund.

Opinions and statements of financial market trends that are based on current market conditions constitute our judgment and are subject to change without notice. We believe the information provided here is reliable but should not be assumed to be accurate or complete. The views and strategies described may not be suitable for all investors, and readers should not rely on this publication as their sole source of investment information.

Investments are subject to risks, including the possible loss of principal. Past performance is not indicative of future performance. Carefully consider the Fund's investment objectives, risks, charges and expenses before investing. The Fund's prospectus contains this and other important Fund information and may be obtained at www.sitfunds.com or by calling 1-800-332-5580.

**Sit Mutual Funds**
80 South Eighth Street, Suite 3300
Minneapolis, MN 55402
www.sitfunds.com